                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Stake Technology Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (514) 878-5243
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                           Michael A. Schwartz., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 17, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D



---------------------------------------                    ---------------------
CUSIP No.      85 25 59 103                                Page 2 of 10 Pages
---------------------------------------                    ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,681,300
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                1,681,300
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,681,300
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.11
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, with no par value per share (the "Common Stock"), of Stake Technology Ltd., a corporation existing under the laws of Canada (the "Issuer"). The principal executive offices of the Issuer are located at 2838 Highway 7, Norval, Ontario, Canada L0P 1K0. This Statement is being filed by the Reporting Person (as defined below) to report transactions in the Common Stock as a result of which the Reporting Person may be deemed to be a beneficial owner of in excess of 5% of the total number of shares of outstanding Common Stock.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of Claridge Israel LLC, a Delaware limited liability company (the "Reporting Person"). Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the executive officers and Managers of the Reporting Person.

     (b) The Reporting Person has its principal office at c/o Davies Ward Phillips & Vineberg, 625 Madison Avenue, New York, New York 10022.

     (c) The Reporting Person's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

     (d) During the past five years, none of the persons listed on Schedule I as a Manager or executive officer of the Reporting Person has been convicted in a criminal proceeding.

     (e) During the past five years, none of the persons listed on Schedule I as a Manager or executive officer of the Reporting Person has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds is the Charles Bronfman Trust, an affiliate of the Reporting Person.

Item 4. Purpose of Transaction.

     The purpose of the Reporting Person in effecting the transactions reported hereby is to make a substantial, but not controlling, equity investment in the Issuer.

     The Reporting Person has agreed in principle to purchase directly from the Issuer (the "Private Placement") an aggregate of 3,000,000 units, at a purchase price of US$2.00 per unit, each unit to consist of one share of Common Stock and a warrant to purchase 0.75 shares of Common Stock. In connection with the Private Placement, the Reporting Person would be entitled to designate one person to serve on the Issuer's board of directors and would have the right to designate an additional director of the Issuer under certain circumstances. Additionally, in connection with the Private Placement, the Reporting Person would be entitled to certain registration rights and preemptive rights. The Private Placement is subject to, among other things, the negotiation and execution of definitive documentation in connection therewith.

     Subsequent to the Private Placement, the Reporting Person may elect from time to time to purchase additional securities of the Issuer in market transactions or otherwise.

     Except as set forth in this Statement and in the attached Exhibits, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and the Common Stock and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person may be deemed to beneficially own 1,681,300 shares of Common Stock, which represents 5.11% of the Common Stock of the Issuer based on the 32,923,203 shares of Common Stock reported by the Issuer as outstanding as of August 7, 2001. Except as disclosed in this Item 5(a), as of the date hereof, neither of the Reporting Person nor, to the best of its knowledge, any of its Managers or executive officers beneficially owns any shares of Common Stock.

     (b) The Reporting Person possesses the sole power to vote or dispose of the shares of Common Stock reported herein as beneficially owned by it.

     (c) Except as set forth in Schedule II attached to this Statement, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of its Managers, executive officers or members. All of the purchases set forth on
Schedule II were made in open market transactions effected by means of the NASDAQ small cap market except for the purchase effected on September 17, 2001, which was made pursuant to that certain Stock Purchase Agreement, dated as of September 14, 2001, by and among the Reporting Person, Dennis W. Anderson and Christopher J. Anderson, which agreement is more fully described in Item 6 below.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On September 17, 2001, the Reporting Person entered into that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 14, 2001, by and among the Reporting Person, Dennis W. Anderson and Christopher J. Anderson, a copy of which is attached hereto as Exhibit 1, and pursuant to which the Reporting Person acquired 1,200,000 shares of the Common Stock. In connection with the transactions contemplated by the Purchase Agreement, the Reporting Person received a letter acknowledgement from the Issuer, dated September 14, 2001 (the "Letter Acknowledgement"), whereby the Issuer confirmed that upon consummation of the transactions contemplated by the Purchase Agreement, the Issuer would be bound by, and the Reporting Person would succeed to, those rights, privileges, limitations and obligations set forth in Section
3.5 of an Agreement and Plan of Reorganization, dated September 11, 2000, by and among the Issuer, Stake Minnesota II, Inc., Dennis W. Anderson, Larry D. Anderson, Christopher J. Anderson and Northern Food and Dairy, Inc., as if the Reporting Person were an original grantee under such agreement. The Letter Acknowledgement, together with a copy of Section 3.5 of the Agreement and Plan of Reorganization, is attached hereto as Exhibit 2.

     Except as set forth in this Statement or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     1. Stock Purchase Agreement, dated as of September 14, 2001, by and among the Reporting Person, Dennis W. Anderson and Christopher J. Anderson

     2. Letter Acknowledgement, dated September 17, 2001, by and between the Reporting Person and the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2001               CLARIDGE ISRAEL LLC

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name:  Michel Boucher
                                        Title: Vice President

                                   SCHEDULE I

                                 TO SCHEDULE 13D

                           Information with Respect to

            Executive Officers and Directors of the Reporting Persons

     The following sets forth as to each of the executive officers and Managers of the Reporting Person: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of the Reporting Person, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.



CLARIDGE ISRAEL LLC
-------------------

Name and Position with   Present Business Address         Present Principal Occupation  Citizenship
----------------------   ------------------------         ----------------------------  -----------
the Reporting Person
--------------------

Board of Managers:

Charles R. Bronfman      375 Park Avenue, 6th Floor,      Philanthropist                Canadian
                         New York, NY 10152

Bruce I. Judelson        157 Church St.                   Partner, Bergman,             United States
                         New Haven, CT 6510               Horowitz & Reynolds

Guy P. Lander            625 Madison Ave.                 Resident Counsel,             United States
                         12th Floor,                      Davies, Ward, Phillips
                         New York, NY, 10022              & Vineberg

Executive Officers:

Charles R. Bronfman,
Chairman

Bruce I. Judelson,
President



Andrew J. Parsons,                                        Senior Vice President &
Vice President                                            CFO, Claridge, Inc.

Richard P. Doyle,                                         Senior Vice President
Vice President                                            Claridge, Inc.

Michel Boucher,                                           Vice President
Vice President                                            Claridge, Inc.

Geri F. Craig,                                            Assistant Secretary
Secretary                                                 Claridge, Inc.

Robert M. Jamieson,                                       Controller
Controller                                                Claridge, Inc.

Samuel Minzberg,                                          President & CEO
Assistant Secretary                                       Claridge, Inc.


                                   SCHEDULE II

                                 TO SCHEDULE 13D

  Information with Respect to Transactions in the Class of Securities Reported
                on that were Effected During the Past Sixty Days



  Trade Date                Shares Purchased              Price per Share
  ----------                ----------------              ---------------

  30-Aug-01                       8,000                       US$1.57
  31-Aug-01                      51,000                          1.58
  5-Sep-01                      161,000                          1.67
  6-Sep-01                       50,000                          1.80
  7-Sep-01                      100,000                          2.00
  10-Sep-01                      53,700                          1.85
  10-Sep-01                      20,000                          1.84
  10-Sep-01                       2,000                          1.80
  17-Sep-01                   1,200,000                          1.60
  17-Sep-01                      35,600                          1.79
                              ---------
  Total                       1,681,300
                              =========